[Chapman and Cutler LLP Letterhead]

June 22, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust II
File Nos. 333-201473; 811-22926

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 18, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator S&P 500 Diversified Power Buffer ETF (formerly Innovator Lunt Low Vol/High Beta Tactical ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment – General

The Staff notes that you are making material changes to an existing fund, specifically the Innovator Lunt Low Vol/High Beta Tactical ETF, including, for example, changes to the name, principal strategies, and principal risks of the existing fund. In supplemental correspondence to the Staff, please explain:

1.

How the Board of Trustees believes these changes are consistent with their fiduciary duties and are consistent with the best interest of shareholders who did not vote for these changes. In your response please explain in detail, what information the Board considered and how it weighed the information in arriving at its position. Please also explain why the Adviser believes these changes are consistent with its duties to the fund.

2.

When and how did the Trust and Fund notify its shareholders of the change in strategy? If notice was provided other than through a sticker filing, please provide a copy of any advance notice provided to shareholders.

3.	Please inform the Staff what percentage of the Fund’s current portfolio will need to be repositioned as a result of these changes.

4.

Have any shareholders contacted the Trust of the Fund about the changes that were made? If so, please describe the nature of the communication, including if anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response to Comments

1.           At a Special Meeting of the Board of Trustees (the “Board”) held on May 13, 2020 (“Special Meeting”), the Board approved changes to the investment policies of the Fund, which included a change to the Fund’s investment objective, index, exchange ticker, name (Rule 35d-1 policy) and an amendment to the Fund’s investment advisory agreement to lower the Fund’s unitary fee (the foregoing changes to the Fund hereinafter referred to as the “Changes”). The Board also approved further actions in connection with the Changes, including the filing of amendment to the Fund’s registration statement with the Securities and Exchange Commission (“SEC”) and providing Fund shareholders with advance notice of the Changes. In evaluating the proposed Changes, the Board considered its duties under the Investment Company Act of 1940, as amended (the “1940 Act”), as well as under the general principles of state law in reviewing and approving the Changes; the requirements of the 1940 Act in such matters; and the standards used by courts in determining whether investment company boards have fulfilled their duties.

To assist the Board in its evaluation of the Changes, the independent Board members (“Independent Trustees”) received a memorandum from the Adviser in advance of the Special Meeting that outlined several of the considerations that led the Advisor to recommend the Changes consistent with its fiduciary duties (hereinafter, the “Adviser Memorandum”). The Adviser Memorandum provided, among other items, an analysis of periods of historical performance of the Lunt Capital US Large Cap Equity Rotation Index (“Lunt Index”) and the Fund versus other funds in its peer group, including in periods of higher market volatility; information supporting the Adviser’s belief that shareholders could benefit in times of volatility through a fund of funds exposure across the monthly S&P 500 defined outcome ETF sponsored by the Adviser; a review of the Refinitiv Diversified Power Buffer Strategy Index, the proposed new index to be tracked by the Fund (the “New Index”) and the proposed license arrangement with Refinitiv/ThomsonReuters, the New Index provider; and a comparison of the New Index terms to that of the Lunt Index on the Fund’s potential profitability.

With respect to the Fund’s investment advisory agreement, the Board considered that the Changes include amending the investment advisory agreement to lower the Fund’s unitary fee rate from 0.49% to 0.20%. As part of its analysis, the Board reviewed the proposed unitary fee rate or management fee rate payable by the Fund as compared to fees charged to a fund of funds peer group of the Fund and as compared to fees charged to other clients of the Adviser, including other ETFs managed by the Adviser; the expenses of the Fund as compared to expense ratios of the funds in the Fund’s peer group; the nature of the expenses incurred in providing services to the Fund and the potential for economies of scale, if any; and financial data on the Adviser. In evaluating the revised fee rate of the advisory contract, the Board considered the nature, extent and quality of the services provided by the Adviser pursuant to the agreement. In this regard, the Board considered that the Adviser would continue to be responsible for the overall management and administration of the Fund and reviewed the services provided by the Adviser to the Fund, including oversight of the Fund’s sub-adviser, as well as the background and experience of the persons responsible for such services. The Board noted that the Adviser’s obligations to the Fund would be identical before and after the Changes, and that the Adviser would continue to be responsible for the Fund’s expenses, including the cost of transfer agency, custody, fund administration, legal, audit and other services and license fees (if any), but excluding the fee payment under the investment management agreement, interest, taxes, brokerage commissions and other expenses connected with the execution of portfolio transactions, and extraordinary expenses.

The Board also reviewed a memorandum provided by Fund counsel (the “Fund Counsel Memorandum”) with respect to whether the Changes necessitate shareholder approval under state law and/or the 1940 Act. The Fund Counsel Memorandum considered this inquiry in the context of the Fund’s organizational documents and also against the requirements of Sections 13 and 15 of the 1940 Act. Based on this analysis, as further described below, the Fund Counsel Memorandum concluded that shareholder approval is not required.

With regard to the Fund’s organizational documents, the Fund Counsel Memorandum noted that the Fund’s amended and restated declaration of trust, as amended (the “Declaration of Trust”), details voting rights of the Trust’s shareholders. Pursuant to Section 4.5 of the Declaration of Trust, shareholders “shall not have the power to vote on any matter except: (i) for the election of Trustees to the extent and as provided in Article V hereof, and (ii) with respect to such additional matters relating to the Trust as may be required by law or as the Trustees may consider and determine necessary or desirable.” A change in name, investment objective and index is not an enumerated item for shareholder vote under the Declaration of Trust. Further, as detailed below, the Changes are not of the limited items required to be voted on by shareholders under the 1940 Act.

With regard to the Section 13 analysis, the Fund Counsel Memorandum noted that the Changes do not implicate any of the items listed under Section 13, and, as such, do not require shareholder approval under the 1940 Act. The Fund’s Statement of Additional Information lists the Fund’s fundamental policies. Neither the Fund’s name nor its investment objective (including the index which the Fund seeks to track), are included as a fundamental policy of the Fund, and therefore can be changed without shareholder vote. Further, the Fund’s Statement of Additional Information currently provides “[i]n addition to the foregoing fundamental policies, the Fund is also subject to strategies and policies discussed herein which, unless otherwise noted, are non-fundamental polices and may be changed by the Board of Trustees.” The Changes are non-fundamental policies, which may be altered by the Board without shareholder approval under the 1940 Act and the Fund’s registration statement. As such, the Fund Counsel Memorandum concluded that Changes may be approved by the Board without shareholder approval.

With regard to the Section 15 analysis, the Fund Counsel Memorandum noted that any material modification of an advisory contract, such as changing the amount of the compensation paid under the contract, generally requires shareholder approval. The Fund Counsel Memorandum further noted that the staff of the SEC has indicated that it would not recommend enforcement action if an open-end fund that is not required to hold annual shareholder meetings amends its investment advisory agreement to reduce the compensation paid to the investment advisor without seeking and obtaining shareholder approval, subject to certain representations (such as the investment adviser will not reduce the quality or quantity of its services, and that its obligations will be the same in all respects). The Fund Counsel Memorandum noted that a submission to shareholders for the approval of a proposal to reduce fees increases costs (e.g. printing, mailing and solicitation of proxies from shareholders) to the Fund without any apparent benefit.

The Independent Trustees met separately with their independent counsel at the Special Meeting to discuss the information provided by the Adviser and Fund counsel. The Board applied its business judgment in considering the Changes and, based on the information provided, the Board, including the Independent Trustees, unanimously determined to approve the Changes. No single factor was determinative in the Board’s analysis.

The Adviser believes that its recommendation of the Changes was in the best interests of the Fund in light of the circumstances, consistent with its duties under the Investment Advisers Act of 1940, the 1940 Act and applicable state law.

The Fund was acquired by the Innovator fund complex in April 2018 when the Adviser agreed with Elkhorn Investments, LLC to take over the Fund’s investment management responsibilities. This transaction resulted in an assignment of the Fund’s investment management contract, which was approved by the Fund’s shareholders in June 2018. In connection with the transaction, the Adviser agreed with the Fund’s current index provider, Lunt Capital Management, Inc. (“Lunt Capital”), to continue the Fund’s index license arrangement for an initial term of two years. In anticipation of the conclusion of the term of the Lunt Index license, the Adviser discussed a range of proposals with Lunt Capital, including continuing, materially amending or terminating the Lunt index license agreement. Ultimately, the Adviser and Lunt Capital determined to terminate its index license agreement at a targeted date, with a willingness by Lunt Capital to extend the index license, if necessary, to facilitate the Fund transition as contemplated by the Changes. As noted above, the Adviser undertook an examination of numerous considerations that led the Advisor to recommend the Changes consistent with its fiduciary duties, including an analysis of the Fund and Lunt Index performance over the relevant period, the performance of the Lunt Index and the New Index during times of volatility, as well as the impact the Lunt Index and New Index fees on projections for profitability of the Fund. The Adviser also considered the conclusions as set forth in the Fund Counsel Memorandum noted above.

2.          The Fund informed its shareholders of the change in strategy via a sticker filing made on pursuant to Rule 497(e) on May 18, 2020. In addition to this filing, the Fund issued a press release on May 18, 2020.1

[1]	Pursuant to the Staff’s request, the press release is available at: https://www.globenewswire.com/news-release/2020/05/18/2035035/0/en/Innovator-ETFs-Plans-S-P-500-Diversified-Power-Buffer-ETF-BUFF-Providing-Equity-Risk-Management-through-a-Balanced-Portfolio-of-Defined-Outcome-ETFs.html

3.            One hundred percent of the Fund’s current portfolio will need to be repositioned as a result of the changes to the Fund.

4.            No shareholders have contacted the Trust regarding the contemplated changes to the Fund.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren